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                                                                      EXHIBIT 24

                     [MORGAN LEWIS GITHENS & AHN LETTERHEAD]



                                                   September 26, 1997


Gradall Industries, Inc.
406 Mill Avenue, S.W.
New Philadelphia, OH  44663

Attention:        Barry L. Phillips
                  President & Chief Executive Officer

Gentlemen:

        Morgan Lewis Githens & Ahn ("MLGA") is pleased to act as a financial advisor to Gradall Industries, Inc. (the "Company") in connection with the Company's exploration of possible strategic business alternatives including (i) acquisitions, (ii) divestitures, (iii) restructurings through a recapitalization, extraordinary dividend, stock repurchase, spin-off, joint venture or otherwise and/or (iv) any proposed Business Combination involving the Company and another party (a "Purchaser"). This letter agreement is to confirm our understanding with respect to our engagement. As used in this letter agreement, the term "Business Combination" means, whether effected in one transaction or a series of transactions, (a) any merger, consolidation, reorganization or other business combination pursuant to which the business of the Company is combined with that of one or more Purchasers or one or more persons formed by or affiliated with a Purchaser, including, without limitation, any joint venture (b) the acquisition, directly or indirectly, by one or more Purchasers of more than 70% (or more than 50% up to and including 70% in the event that the Company's Board of Directors approves the Business Combination) of the then outstanding capital stock of the Company by way of a tender or exchange offer, a negotiated purchase or other means or (c) the acquisition, directly or indirectly, by one or more Purchasers of all or substantial portion of the assets of, or of any right to all or a substantial portion of the revenues or income of, the Company by way of a negotiated purchase, lease, license, exchange, joint venture or other means.

         MLGA will assist the Company in identifying Purchasers and in analyzing, structuring, negotiating and effecting potential strategic alternatives on the terms and conditions of this letter agreement, and will work with Merrill Lynch and Co. ("Merrill Lynch") in this connection as long as Merrill Lynch is retained by the Company, and MLGA agrees that the Company will approve any potential Purchaser prior to MLGA contacting any such Purchaser.
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Mr. Barry L. Phillips
September 26, 1997
Page 2


        If, during the period MLGA is retained by the Company or within one year thereafter, (a) a Business Combination is consummated or (b) the Company enters into an agreement with any Purchaser which subsequently results in a Business Combination, the Company agrees to pay a fee to MLGA for its financial advisory services in the amounts of (x) an amount equal to 0.42% of the aggregate purchase price ("Aggregate Purchase Price") paid in any such Business Combination involving an Aggregate Purchase Price of $192.1 million or less, and
(y) an amount equal to 1.6667% of the incremental Aggregate Purchase Price paid above $192.1 million in any such Business Combination, payable in cash upon the closing of such Business Combination or, in the case of a tender offer or exchange offer, upon the first purchase or exchange of shares pursuant to such tender offer or exchange offer, as the case may be.

        The Company and MLGA agree that any fee payable hereunder with respect to a Business Combination described in clause (b) of the first paragraph of this letter agreement will be computed as if all the then outstanding shares of capital stock of the Company were acquired in such Business Combination at the price per share equal to the price paid per share of capital stock in such Business Combination, in which event no additional fee will become payable by the Company hereunder with respect to any other Business Combination thereafter consummated.

        For purposes of this letter agreement, the term "Aggregate Purchase Price" means an amount equal to the sum of the aggregate fair market value of my securities issued and any other non-cash consideration delivered (including, without limitation, any joint venture interest delivered to, or retained by, the Company), and any cash consideration paid, to the Company or its security holders in connection with Business Combination and the amount of all indebtedness of the Company or any subsidiary of the Company, which is assumed or acquired by a Purchaser or retired or defeased in connection with such Business Combination. The fair market value of any securities issued and any other non-cash consideration delivered or retained in connection with a Business Combination will be the value determined by the Company, Merrill Lynch, and MLGA on the date that the Board of Directors of the Company approves the Business Combination.

        In addition to any fees that may be payable to MLGA under this letter agreement, the Company agrees to reimburse MLGA, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with MLGA's activities under this letter agreement, including, without limitation, the reasonable fees and disbursements of its legal counsel; PROVIDED HOWEVER, that the Company must approve in advance all expenses in excess of a cumulative total of $50,000.

        The company will furnish MLGA (and will request that each prospective Purchaser with which the Company enters into negotiations furnish MLGA) with such information as MLGA believes appropriate to its assignment (all such information so furnished being the "Information"). The Company recognizes and confirms that MLGA
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Mr. Barry L. Phillips
September 26, 1997
Page 3



(a) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this letter agreement, (b) does not assume responsibility for the accuracy or completeness of the Information and such other information and (c) will not make an appraisal of any assets of the Company or any prospective Purchaser.

         The Company agrees to indemnify MLGA and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons (MLGA and each such person being an "Indemnified Party") from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, and related to or arising out of any Business Combination contemplated by this letter agreement or the engagement of MLGA pursuant to, and the performance by MLGA of the services contemplated by, this letter agreement and will reimburse any Indemnified Party for all expenses (including counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by or on behalf of the Company. The Company will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court to have resulted from MLGA's bad faith or gross negligence. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its security holders or creditors related to or arising out of the engagement of MLGA pursuant to, or the performance by MLGA of the services contemplated by, this letter agreement except to the extent that any loss, claim, damage or liability is found in a final judgment by a court to have resulted from MLGA's bad faith or gross negligence.

         If the indemnification of an Indemnified Party provided for in this letter agreement is for any reason held unenforceable the Company agrees to contribute to the losses, claims, damages and liabilities for which such indemnification is held unenforceable (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and MLGA on the other hand, of the Business Combination as contemplated (whether or not the Business Combination is consummated) or (ii) if (but only if) the allocation provided for in clause (i) is for any reason held unenforceable, in such proportion as is appropriate to reflect not only the relative benefits, referred to in clause (i) but also the relative fault of the Company, on the one hand, and MLGA on the other hand, as well as any other relevant equitable considerations. The Company agrees that for the purposes of this paragraph the relative benefits to the Company and MLGA of the Business Combination as contemplated shall be deemed to be in the same proportion that the total value received or contemplated to be received by the Company or its security holders, as the case may be, as a result of or in connection with the Business Combination bears to the fees paid or to be paid to MLGA under this letter agreement;
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Mr. Barry Phillips
September 26, 1997
Page 4



PROVIDED HOWEVER, that, to the extent permitted by applicable law, in no event shall the Indemnified Parties be required to contribute an aggregate amount in excess of the aggegate fees actually paid to MLGA under this letter agreement.

         The Company agrees that, without MLGA's prior written consent, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought under the indemnification provision of this letter agreement (whether or not MLGA or any otber Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action or proceeding.

         The Company acknowledges and agrees that MLGA has been retained to act solely as financial advisor to the Company. In such capacity, MLGA shall act as an independent contractor, and any duties of MLGA arising out of its engagement pursuant to this letter agreement shall be owed solely to the Company.

         MLGA's engagement hereunder may be terminated by either the Company or MLGA following ninety (90) days written notice to that effect to the other party, it being understood that the provisions relating to the payment of fees and expenses, indemnification, limitations on the liability of Indemnified Parties, contribution, settlements, the status of MLGA as an independent contractor, the limitation on to whom MLGA shall owe any duties and waiver of the right to trial by jury will survive any such termination.

         In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against the Company or any Purchaser in which such Indemnified Party is not named as a defendant, the Company agrees to reimburse MLGA for all expenses incurred by it in connection with such Indemnified Party's appearing and preparing to appear as such a witness, including, without limitation, the fees and disbursements of its legal counsel.

         No waiver, amendment or other modification of this letter agreement shall be effective unless in writing and signed by each party to be bound thereby.

         This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Connecticut applicable to contracts executed in and to be performed in that state.

         Each of MLGA and the Company (in its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise)


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Mr. Barry L. Phillips
September 26, 1997
Page 5



related to or arising out of the engagement of MLGA pursuant to, or the performance by MLGA of the services contemplated by, this letter agreement.

         Please confirm that the foregoing correctly sets forth our agreement by signing and returning to MLGA the duplicate copy of this letter enclosed herewith.


                                Very truly yours,


                                MORGAN LEWIS GITHENS & AHN


                                BY /s/ Perry J. Lewis
                                   -------------------------
                                     Partner


Accepted and Agreed
to as of the date first
written above:

GRADALL INDUSTRIES, INC.




By /s/ Barry L. Phillips
  ---------------------------------
   Barry L. Phillips
   President and Chief Executive Officer